Exhibit 21.1
MAGNOLIA OIL & GAS CORPORATION
Subsidiaries

Company	Jurisdiction of Organization

Magnolia Oil & Gas Holdings LLC	Delaware

Magnolia Oil & Gas Parent LLC	Delaware

Magnolia Oil & Gas Intermediate LLC	Delaware

Magnolia Oil & Gas Operating LLC	Delaware

Magnolia Oil & Gas Finance Corp.	Delaware

MGY Louisiana LLC	Delaware

Highlander Oil & Gas Holdings LLC	Delaware

Highlander Oil & Gas Assets LLC	Delaware